Exhibit 99.(a)(1)(D)

NEXXEN INTERNATIONAL LTD.
OFFER TO CANCEL ELIGIBLE OPTIONS FOR CASH

ELECTION TERMS AND CONDITIONS

By participating, you agree to all terms of the Offer as set forth in the Offer to Cancel Eligible Options for Cash, dated May 1, 2025 (as it may be amended and supplemented from time to time, the “Offering Memorandum”). All capitalized terms used and not defined herein shall have the meanings given to them in the Offering Memorandum.

1.	I agree that my decision to accept or reject the Offer with respect all of my Eligible Options is entirely voluntary and is subject to the terms and conditions of the Offer.

2.	I understand that I may change my election at any time by completing and submitting a new election no later than 11:59 p.m. Eastern Time on May 30, 2025 (unless the Offer is extended).

3.
If I am no longer employed by or engaged as an employee of Nexxen or its subsidiaries, whether my termination is voluntary, involuntary or for any other reason, as of the completion of the Offer, I will not be able to participate in the Offer. Even if I had elected to participate in this Offer, my tender will automatically be deemed withdrawn and I will not participate in this Offer, and I will retain my outstanding options in accordance with their current terms and conditions.

4.	I agree that all decisions with respect to future grants under any Nexxen equity compensation plan will be at the sole discretion of Nexxen.

5.
I agree that: (i) the Offer is established voluntarily by Nexxen, is discretionary in nature and may be modified, amended, suspended or terminated by Nexxen in accordance with the terms set forth in the Offer documents, at any time prior to the expiration of the Offer; (ii) Nexxen at its discretion, may refuse to accept my election to participate; and (iii) the Offer is an exceptional, voluntary and one-time offer that does not create any contractual or other right to receive future offers, options or other equity awards, or benefits in lieu of offers, even if offers have been made in the past.

6.
I understand that: (i) neither the rights nor any provision of the Offer or the Offering Memorandum confer upon me any right with respect to service or employment or continuation of current employment with Nexxen and shall not be interpreted to form a service or employment contract or relationship with Nexxen; and (ii) the future value of Nexxen’s ordinary shares is unknown and cannot be predicted with certainty.

7.
I agree that the Total Payment paid by Nexxen for my tendered Eligible Options (i) is not intended to replace any pension rights or compensation; and (ii) is not part of normal or expected compensation for the purposes of calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments.

8.
I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the Offer resulting from termination of my employment with Nexxen for any reason, and I irrevocably release Nexxen and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim.

9.
Regardless of any action that Nexxen or its subsidiaries takes with respect to any or all income tax, social insurance, payroll tax or other tax-related withholding related to the Offer and the Replacement Options (“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by Nexxen or its subsidiaries, if any. I further acknowledge that Nexxen and/or its subsidiaries (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer and the Total Payment; and (ii) do not commit to and are under no obligation to structure the terms of the Offer to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the grant of the Eligible Options and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that Nexxen and/or any of its subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize Nexxen and/or any of its subsidiaries to withhold all Tax-Related Items legally payable by me pursuant to the terms of the option agreement evidencing my Eligible Options.

10.
I acknowledge and agree that none of Nexxen or a subsidiary or affiliate of Nexxen, or any of their respective employees or agents, has made any recommendation to me as to whether or not I should accept the Offer to tender my Eligible Options and that I am not relying on any information or representation made by any such person in accepting or rejecting the Offer, other than any information contained in the Offer documents.

11.
I agree that participation in the Offer is governed by the terms and conditions set forth in the Offer documents, including this election form. I acknowledge that I have received the Offer documents and have been afforded the opportunity to consult with my own investment, legal and/or tax advisers before making this election and that I have knowingly accepted or rejected the Offer. I agree that any and all decisions or interpretations of Nexxen upon any questions relating to the Offer and this election form will be given the maximum deference permitted by law.

12.	I understand that only elections that are properly completed and submitted and actually received by Nexxen on or before the expiration date will be accepted.

13.
The provisions of the Offer documents and this election form are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless shall be binding and enforceable.